PURCHASE AGREEMENT

     THIS PURCHASE AGREEMENT is entered into this 17th day of January 1997, by and among PALM CAPITAL, INC. (hereinafter referred to as the "Purchaser") and NET LNNX, INC., (hereinafter referred to as the "Seller" or the "Corporation").

In consideration of the mutual agreements contained herein, and upon the basis of the representations and warranties hereinafter set forth, the parties to this Stock Purchase Agreement do hereby agree as follows:

                                  SECTION 1
                              PURCHASE AND SALE

     Subject to the terms and conditions of this Agreement, the Corporation hereby sells, assigns, transfers and delivers to the Purchaser, 2,550,000 shares of common stock of Communications/USA, Inc., which represents all of the ownership interest of Net Lnnx, Inc. in Communications/USA, Inc.

                                 SECTION 2
                          CONSIDERATION AND CLOSING

2.1 At the closing on January 17, 1997, and in full consideration for the assignment, transfer and delivery to the Purchaser, the Purchaser will deliver to the corporation, any and all of the common stock of Net Lnnx, Inc. owned by the Purchaser, plus any and all options or other rights to the 1,250,000 shares of Communications/USA, Inc. common stock, payable as follows at
Closing:

a.      The sum of $25,000 in cash; and

b. A Promissory Note, carrying an interest rate of 7% per annum, for a total of $475,000, payable as follows:

1) Twelve payments of $9,000 per month, payable on the first of each month, beginning on March 1, 1998; and

2) Twelve payments of $12,000 per month, payable on the first of each month beginning on March 1, 1998; and

3)     A balloon payment on March 1, 1999 of the balance due as of such

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date.

c. Closing shall be held in escrow pending the written approval of the Board of Directors of the Corporation and the majority of the shareholders of the Corporation at a duly noticed and scheduled meeting of the shareholders of the Corporation. Until said approval is obtained and delivered to the Purchaser, the payments due to the Corporation under the Promissory Note shall be abated. The purchaser shall deliver the $25,000 cash payment to the Corporation upon execution of this Agreement.

2.2 In addition, Net Lnnx, Inc. shall accept the assignment of all computer leases and the non-residential real estate lease, and shall be obliged to pay all such sums due under said leases. Purchaser shall assume the liabilities of Communications/USA, Inc. as specifically set forth on the attached Exhibit "A". The liabilities set forth on Exhibit "A" shall be paid by the Purchaser beginning March 1, 1997, by the set-off each moth, for a period of five (5) months, the sum of $5,000.00 against the monthly payments due to the Corporation under the Promissory Note as set forth in Section 2.1 of this Agreement. Communications/USA, Inc. shall also be released from the Consulting Agreement between Communications/USA, Inc. and Robert C. Hackney, a copy of which is attached hereto as Exhibit "B". Net Lnnx, Inc. shall also be liable for any non-residential real property leases in the name of Communications/USA, Inc. for any real property in Palm Beach County, Florida.

2.3 The parties further agree that Raul E. Balsera, who has acted as Chief Financial Officer for both Communications/USA, Inc. and Net Lnnx, Inc. will provide all necessary financial information of Communications/USA, Inc. to Net Lnnx, Inc., in order for Net Lnnx, Inc. to be able to timely comply with any and all of its reporting requirements under state and/or federal law, and will assist Net Lnnx, Inc. and cooperate with Net Lnnx, Inc. and its auditors to provide any reasonable information requested to fulfil its reporting requirements.

2.4 The outstanding certificate for 100,000 shares of Communications/USA, Inc. common stock in the name of Palm Partners, LTD shall be canceled and the certificate shall be delivered at Closing.

2.5 The Closing shall be held in the offices of Net Lnnx, Inc. on the Closing Date, unless another time or place is mutually agreed upon by the Corporation and the Purchaser.

                                     2
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                                  SECTION 3

Entire Agreement. This Agreement, and the documents referred to herein, constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Governing Law.     This Agreement shall be governed by and construed under the laws of the State of Florida.

Titles and Subtitles.     The titles and subtitles uses in this Agreement are
used for convenience only and are not to be considered in construing or interpreting this Agreement.

Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Counterparts.     This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Conformation of execution by telex or by telecopied facsimile signature page shall be binding upon any part so confirming or telecopying.

Jurisdiction and Venue.     Each of the parties irrevocably and
unconditionally:   (a) agrees that any suit, action or other legal proceeding arising out of or relating to this Agreement may, and to the extent permitted by the courts of the State of Florida shall be, brought in the courts of record in the State of Florida in Palm Beach County; (b) consents to the jurisdiction of such courts in any such suit, action or proceeding; and (c) waives any objection which it may have to the laying of venue in any such suit, action or proceeding in such courts.

Amendments.     The provisions of this Agreement may not be amended,

                                     3
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supplemented, waived or changed orally, but only by a writing signed by the party as to whom enforcement of any such amendment, supplement, wavier or modification is sought and making specific reference to this Agreement.

     IN WITNESS WHEREOF, the parties hereto have hereunto executed this Agreement on the day and year first above written.

Signed and Delivered
in the presence of:

CORPORATION:
NET LNNX, INC.

By:/s/Robert C. Hackney, President


NET LNNX, INC.

By:/s/Ronald W. Hayes, Jr., President

PURCHASER:
PALM CAPITAL, INC.

By:/s/ Robert Feiman, President


As to paragraph 2.3 only:

/s/Raul E. Balsera











4
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                                  EXHIBIT "A"

                           ACCOUNTS PAYABLE SUMMARY

                   $10,474.83               Due Shareholders 9/96
                    16,182.77               Due Shareholders 12/96
                    10,905.00               Payroll Taxes 1995
                       895.00               Unemployment Tax 1995
                     9,861.43               Other Miscellaneous Payables
                     3,600.00               Due Shareholders 20 days 1/97
                   $52,192.03

                           CONSULTING AGREEMENT

     AGREEMENT made this 1 day of August, 1996, by and between Robert C. Hackney (hereinafter referred to as "Consultant"), and Communications/USA, Inc. (hereinafter referred to as the "Company").

     WHEREAS, the Consultant desires to act as a consultant to the Company in connection with management, financial, personal and other business operations matters; and

     WHEREAS, the Company desires to compensate the Consultant for his services,

     NOW THEREFORE, in consideration of the mutual promises, commitments undertakings and agreements set forth herein and in other arrangements between the parties, the parties hereto do agree as follows, intending to be legally bound hereby, with each party binding their respective heirs, executors, administrators, successors and assigns.

     1. Qualification of Consultant. Consultant is known to the Company as a person who is skilled in financial and business matters, and who has achieved significant financial success in matters of business and commerce. The Company operates a growing and expending business and wishes to avail itself of certain skills and talents of Consultant. While Consultant is willing, under certain terms and conditions, to assist the Company in its business affairs, Consultant does not wish to be employed by the Company as an employee in the typical sense, nor commit himself to a defined periods of time or responsibility.

     2. Duties. The Consultant will make himself available tot he Company for the purposes of consulting and advising the Company on matters involving management, financial matters, personnel matters, marketing matters and other business operations issues which might arise during the term of this Agreement. Such consulting will be at the reasonable request of the Company, at the office of Consultant, or, from time to time and on a limited basis, at the offices of the Company, not to exceed forty hours per moth.

     3. Compensation. The Company shall pay a consulting fee to the Consultant commencing upon execution of this Agreement. The consulting fee shall consist of $5,000 per month for a period of five years commencing August 1, 1996. Any expenses to be incurred by Consultant must be approved by the Company in advance.

     4. Term. This Agreement shall expire in five years from the date of this Agreement, unless extended in writing by mutual consent of both parties. The parties hereto recognize and acknowledge that due to the fact that the Company will benefit for long periods of time into the future by having the availability of the Consultant's consulting services, whether or not the Company utilizes such services, that the compensation to the Consultant should properly run for a long period of time.

     5. Indemnification by Consultant. The Company agrees that it will provide indemnification to the Consultant against any losses, claims, damages, liabilities, costs, expenses (including attorney's fees), judgments and amounts paid in settlement in connection with any threatened, pending or completed suit, claim, proceeding or investigation arising out of or pertaining to any action or omission occurring at or after the execution of this Agreement (including, without limitation, any which arise out of or relate to this Agreement), to the full extent permitted or required under Florida law and the Company's By-Laws.


                                  EXHIBIT "B"

     6. Jurisdiction and Venue. This Agreement shall be interpreted and enforced according to the laws of the State of Florida.

     7. Modification. This Agreement may not be amended or modified except by written agreement signed by all the parties.

     8. Construction. This instrument contains the entire agreement between the parties. There are merged herein all prior and collateral representations, agreements, promises, and conditions in connection with the subject matter hereof. This Agreement supersedes all existing agreements or arrangements between the parties.

     9. Execution in Counterparts. This Agreement may be executed in separate counterparts. Any number of counterparts of this Agreement may be signed and delivered and constitute one agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date and year above first written.

COMMUNICATIONS/USA, INC.

By: /s/Raul E. Balsera, Chief Executive Officer

CONSULTANT:

/s/Robert C. Hackney

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